# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Park Dental Partners, Inc., CIK 0002069604
CUSIP: 700402100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2200 COUNTY ROAD C WEST, SUITE 2210, ROSEVILLE, Minnesota (MN), 55113
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001542769

## Reporting persons
- AO Partners I, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 125,977; sole dispositive power 0; shared dispositive power 125,977; aggregate amount beneficially owned 125,977 (2.61% of the class)
- Park Investors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 169,231; sole dispositive power 0; shared dispositive power 169,231; aggregate amount beneficially owned 169,231 (3.75% of the class)
- AO Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 125,977; sole dispositive power 0; shared dispositive power 125,977; aggregate amount beneficially owned 125,977 (2.61% of the class)
- Swenson Nicholas John: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 295,208; sole dispositive power 0; shared dispositive power 295,208; aggregate amount beneficially owned 295,208 (6.36% of the class)

## Item 1. Issuer
Name of issuer: Park Dental Partners, Inc.
Address of issuer's principal executive offices: 2200 COUNTY ROAD C WEST, SUITE 2210, ROSEVILLE, Minnesota, 55113

## Item 2. Person Filing
Name of person filing:
AO Partners I, LP
Park Investors LLC
AO Partners LLC
Nicholas John Swenson
Address of principal business office or, if none, residence: 5000 W 36th Street, Suite 200, Minneapolis, MN 55416
Citizenship: Each entity was organized in Delaware. Mr. Swenson is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 295,208
Percent of class: 6.36
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
125,977 AO Partners I LP
169,231 Park Investors LLC
125,977 AO Partners LLC
295,208 Nicholas John Swenson
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
125,977 AO Partners I LP
169,231 Park Investors LLC
125,977 AO Partners LLC
295,208 Nicholas John Swenson

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AO Partners I, LP: /s/ Nicholas J. Swenson, Manager of AO Partners, LLC (06/05/2026)
- Park Investors LLC: /s/ Nicholas J. Swenson, Manager of Park Investors LLC (06/05/2026)
- AO Partners LLC: /s/ Nicholas J. Swenson, Manager of AO Partners, LLC (06/05/2026)
- Swenson Nicholas John: /s/ Nicholas J. Swenson, Swenson Nicholas John (06/05/2026)